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                                                                   EXHIBIT 23.1


The Board of Directors
Avant! Corporation

We consent to incorporation by reference in the registration statement filed as of December 23, 1997 on Form S-3 of Avant! Corporation of our report dated January 22, 1997, except as to the second paragraph of Note 11, which is as of March 18, 1997, relating to the consolidated balance sheets of Avant! Corporation and subsidiaries as of December 31, 1996, and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and related schedule which report appears in the December 31, 1996, annual report on Form 10-K of Avant! Corporation and to the reference to our firm under the heading "Experts" in the registration statement.

San Jose, California                                      KPMG Peat Marwick LLP
December 23, 1997